Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

May 20, 2011

Amanda Ravitz Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Selway Capital Acquisition Corporation Registration Statement on Form S-1 Filed April 28, 2011 File No. 333-172714

Dear Ms. Ravitz:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated May 16, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-172714) (the “Registration Statement”) and addressed to Mr. Eitan. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Registration Statement (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Amended S-1.

In addition, we wanted to highlight for the Staff that the language specified on Exhibit A hereto, which was previously included in paragraph D of Article Fifth of the Company’s Amended and Restated Certificate of Incorporation, has been deleted and substantially similar language has been included in Section 1(j) of the Investment Management Trust Agreement.  The Company revised these two documents after consulting with Delaware counsel, who indicated that including the specified language in the Amended and Restated Certificate of Incorporation might not be enforceable under Delaware law.

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Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations

Ms. Amanda Ravitz U.S. Securities and Exchange Commission May 20, 2011 Page 2

Prospectus Cover

1.
Please tell us why you believe it is appropriate to assume in the table that 500,000 units will be sold pursuant to the directed share program and that the underwriters will not receive any discounts or commissions with respect to up to 500,000 units. Also, please provide us your analysis as to whether changes in the amount of shares sold in the directed offering could affect the pro-rata amount held in trust for each shareholder or whether there would be at least $5,000,000 in the trust after the redemption threshold.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the prospectus cover to remove the assumption that the full number of units will be sold pursuant to the directed unit program.  If any units reserved for sale pursuant to the directed unit program are not sold pursuant to the program, then: (1) the total proceeds held in trust will be reduced in proportion to the increase in discounts and commissions paid to the underwriters at the closing of the offering (which difference will not exceed 2.5% of $5,000,000, representing the maximum proceeds from sales of units pursuant to the directed unit program, or $125,000), and (2) the net proceeds to the Company will be reduced in proportion to the increase in the amount of discounts and commissions payable to the underwriters (which difference will not exceed 4.5% of $5,000,000, representing the maximum proceeds from sales of units pursuant to the directed unit program, or $225,000).  Accordingly, if no units are sold in the directed unit program, (1) the pro rata portion of the trust account would be reduced by approximately $0.04 ($125,000 reduction in proceeds held in trust, divided by 3,000,000 shares sold in the offering), and (2) shareholders’ equity will be equal to $5,457,267 (shareholders’ equity of $5,682,297 assuming all units are sold in the program, less $225,000 representing the additional discounts and commissions payable to the underwriters if no units are sold pursuant to the program).  Changes in response to the Staff’s comment have been made on the cover and pages 25, 49, 52, 57, 58 and 128 of the Amended S-1 to clarify the impact of the assumption that all units reserved for sale in the directed unit program will be sold pursuant to the program.

Prospectus Summary, page 1

2.
We note your response to our prior comment 4 regarding the term "innovated public acquisition corporation," however, the sentence you added to the first paragraph does not appear to explain clearly in context what this term means and you do not appear to describe any unique features with this structure with the sentence you added. Further, it is unclear why you continue to prominently disclose this term in the summary. Please revise accordingly.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 1, 60, and 67 of the Amended S-1 to provide context for the significance of the IPAC structure.  The Company believes the ability to return funds held in the trust account after an acquisition transaction has been completed is a significant aspect of the Company’s structure and a material difference as compared to other similarly structured offerings, and should be highlighted in the summary, including by means of the use of the term IPACSM.

Ms. Amanda Ravitz U.S. Securities and Exchange Commission May 20, 2011 Page 3

3.	We note your response to prior comment 7. Please revise further to describe the ultimate liquidation of Columbus Acquisition that is described on page 96.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 1 of the Amended S-1.

Effecting an Acquisition Transaction; Shareholder Redemption Rights, page 3

4.
We note your response to prior comment 13 that you cannot provide definitive guidance on which structure you will use and we note your revised disclosure on page 77. Please provide disclosure here similar to the revised disclosure on page 77 so that investors can understand how you will choose which structure you are likely to use in each circumstance. In addition, please describe the circumstances under Delaware law in which you might need to obtain shareholder approval.

COMPANY RESPONSE:  The prior response letter inadvertently directed the Staff’s attention to page 7 of the Registration Statement instead of the correct reference to page 6.  The requested disclosure in summary form (with a cross-reference to the expanded disclosure) is included on page 7 of the Amended S-1.  Changes in response to the Staff’s comment have been made on pages 7 and 79 of the Amended S-1 to describe the circumstances under Delaware law in which the Company might need to obtain shareholder approval.

Pre Acquisition Tender Offer, page 5

5.	We note your response to our prior comment number 14; please revise to clearly state that you may lower the redemption threshold, if true.

COMPANY RESPONSE: Changes in response to the Staff's comment have been made on pages 7, 20, 26, 32, 63 and 80 of the Amended S-1.

Post Acquisition Tender Offer, page 5

6.
We note your response to prior comment 17 and your disclosure on page 6 where you state that the exchange may be on a one-for-one basis, or at other exchange ratios to be negotiated with the individual shareholders. Please revise your disclosure to clearly state that such negotiated ratios would mean that exchanging shareholders could receive a greater number of series C shares that other shareholders would not receive.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 6, 19, 33, 62, 78, 82 and 113 of the Amended S-1.

Ms. Amanda Ravitz U.S. Securities and Exchange Commission May 20, 2011 Page 4

7.
Please expand your disclosure in response to prior comment 18 to explain your methodology of how you intend to approach your large accredited holders. For example, will you seek out your largest holders first, or will you only seek out enough to meet a potential threshold?

COMPANY RESPONSE: The disclosure on pages 6 and 79 has been revised in accordance with the Staff’s comments.

8.
Please tell us where you have documented the requirement that you will liquidate your trust account if you fail to commence your issuer tender offer within 30 days of consummating the transaction as you describe on page 6. It is unclear from Section (j) of your trust agreement whether the trustee needs a termination letter prior to distributing the trust in such a circumstance.

COMPANY RESPONSE:  The requirement that the Company be liquidated if the post-acquisition tender offer is not commenced within 30 days of the consummation of the acquisition transaction (which date is referred to as the “Filing Date”) is included in Paragraph D of Article Fifth of the Amended and Restated Certificate of Incorporation.  In accordance with Paragraph D of Article Fifth of the Amended and Restated Certificate of Incorporation and Paragraph 1(j) of the Investment Management Trust Agreement, the officers of the Company would be required, within 5 business days of the Filing Date to deliver a termination letter in the form of Exhibit D of the Investment Management Trust Agreement to commence termination and liquidation of the trust to public shareholders.

9.
We note your added disclosure that you will "release only to our public shareholders who have not previously waived their redemption rights a pro rata portion of the trust account." Please clarify, if true, that you are referring to series C holders and highlight how those holders will be treated financially in such a situation. For example, please disclose what they will receive in such a situation.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 6, 19, 63, 78 and 82 of the Amended S-1.

10.
We note your response to prior comment 19, yet the purpose of the automatic conversion to Series B remains unclear. We reissue the comment. Please clarify why you cannot complete the transaction by making the tender offer to the remaining Series A shareholders.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 6, 18, 62, 77 and 82 of the Amended S-1.

Ms. Amanda Ravitz U.S. Securities and Exchange Commission May 20, 2011 Page 5

Trading Commencement and Separation, page 9

11.	We note your revised disclosure on page 10 regarding the prohibition on your ability to cancel the units. Please tell us where such restriction is documented.

COMPANY RESPONSE:  The prohibition on cancellation of the units has been included in Paragraph K of Article Fifth of the Amended and Restated Certificate of Incorporation.

Proposed OTCBB Symbols, page 13

12.	We note your response to prior comment 27. Please tell us where you have disclosed that you will be registering each series under the Exchange Act.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 88 of the Amended S-1 to disclose that the Company will register each series of common stock under the Exchange Act.

Our shareholders may be held liable for third parties' claims, page 29

13.	Please tell us why you have decided not to comply with the additional procedures and how this compares to other blank check companies that have addressed this issue.

COMPANY RESPONSE:  The Company believes that the additional expense and time required to comply with the additional procedures will (1) not confer upon public shareholders a significant benefit given all of the protections provided to public shareholders by the Amended and Restated Certificate of Incorporation, the Investment Management Trust Agreement, and the Letter Agreements between it, the underwriter and the founders, including for example the indemnification provided by Mr. Yaron Eitan, (2) reduce the amount available for distribution to public shareholders and (3) require that public shareholders wait up to 150 days prior to receiving any liquidation distribution.  Accordingly, the Company does not believe that complying with these additional procedures is in the best interest of public shareholders.  The Company believes this is consistent with the practice of most other Delaware blank check companies.

Changes in response to the Staff’s comment have been made on pages 22, 30 and 83 of the Amended S-1.

Management, page 94

14.
We reissue prior comment 57. Please state clearly for each director what specific experience, qualifications, attributes or skills led to the conclusion that the person should serve as a director in light of your business and structure.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 97 of the Amended S-1.

Ms. Amanda Ravitz U.S. Securities and Exchange Commission May 20, 2011 Page 6

Specific Potential Conflicts, page 98

15.	We note your response to prior comment 59. Please expand the appropriate risk factor to explain how this restriction can be eliminated.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 39 of the Amended S-1.

Exhibit 5.1

16.
As the definition of Common Stock appears to be identical to the definition of Series A Shares it is unclear what securities paragraph number 4 is intended to cover. Please have your counsel revise accordingly.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to Exhibit 5.1.

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Ms. Amanda Ravitz U.S. Securities and Exchange Commission May 20, 2011 Page 7

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP

Exhibit A

If the Corporation structures the Acquisition Transaction in this manner, then it may, after the Current Report on Form 8-K is filed with the SEC, seek that holders of 5% or more of the IPO shares who are also accredited investors elect to convert all of their shares of Series A Common Stock into shares of Series C Common Stock immediately prior to consummation of the Acquisition Transaction, with any remaining shares of Series A Common Stock automatically converting to shares of Series B Common Stock immediately following consummation of the Acquisition Transaction. The exchange ratio may be on a one-for-one basis, or at other exchange ratios to be negotiated with the individual shareholders. Such opportunity to convert would only be available to these certain shareholders, and not to our other holders of IPO Shares. Holders of shares of Series A Common Stock who elect to convert their shares into shares of Series C Common Stock prior to consummation of the Acquisition Transaction shall not be entitled to participate in the Post-Acquisition Tender Offer, while holders of shares of Series A Common Stock that have their shares automatically converted to shares of Series B Common Stock shall be entitled to participate in the issuer Post-Acquisition Tender Offer.